Exhibit 1.01

Conflict Minerals Report
I.Introduction

A.Our Business

Illinois Tool Works Inc. is a global manufacturer of a diversified range of industrial products and equipment with 86 divisions in 51 countries as of December 31, 2024. (Unless the context indicates otherwise, the terms “Company,” “ITW,” “we,” “us” and “our” refer to Illinois Tool Works Inc. and its consolidated subsidiaries.) We prepared this Conflict Minerals Report for calendar year 2024 as provided for in Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, and Form SD (together referred to as the “Conflict Minerals Rule”). “Conflict minerals” or “3TG” as used in this report, refers to cassiterite, columbite-tantalite, wolframite and their derivatives, tin, tantalum and tungsten, and/or gold, without regard to their location of origin. The terms “adjoining country,” “armed group,” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

The Company’s operations are reported as the following segments: Automotive OEM; Food Equipment; Test & Measurement and Electronics; Welding; Polymers & Fluids; Construction Products; and Specialty Products. Each of our segments manufactures certain products that contain 3TG that are necessary to the functionality or production of the products (which we sometimes refer to herein as “in-scope” products). ITW’s in-scope products collectively contain all four 3TGs.

B.Reasonable Country of Origin Inquiry and Due Diligence Overview

As provided for in the Conflict Minerals Rule, we conducted a “reasonable country of origin inquiry” (“RCOI”), designed in good faith to determine the origin of the 3TG contained in our in-scope products. See Section II. Reasonable Country of Origin Inquiry for a description of our RCOI process for 2024.

If the Company has reason to believe that any of the 3TG in our supply chain may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (with the DRC, the “Covered Countries”), or we are unable to determine the country of origin of the 3TG, we exercise due diligence on the source and chain of custody of the 3TG. We have included a description of our due diligence measures in this Conflict Minerals Report. On the basis of our RCOI, we have determined that some of the 3TG contained in our in-scope products may have originated from a Covered Country, and we are therefore submitting this Conflict Minerals Report, which describes the due diligence we have performed pursuant to the Conflict Minerals Rule and our related processes and procedures. This report is filed as an exhibit to our Form SD and is available on our website at http://www.itw.com/suppliers/. Information contained on our website or otherwise actively linked to this Conflict Minerals Report is not part of or incorporated by reference into this Conflict Minerals Report or our Form SD.

C.ITW’s Position in the Supply Chain

ITW is a “downstream company” as defined by the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (the “OECD Guidance”). Most of our businesses are many levels removed from 3TG mining, smelting and processing facilities, and we have no relationships with mines. We source materials and components from suppliers who in turn source their materials and components from sub-tier suppliers and, therefore, we require the cooperation of our supply chain to provide information on smelters and refiners (collectively, “SORs”) as well as the origin of 3TG contained in our products. Due to our position in the supply chain, we utilize 3TG source information provided by the Responsible Minerals Initiative (the “RMI”), which provides companies with tools and resources to make sourcing decisions that improve regulatory compliance and support responsible sourcing of minerals from conflict-affected and high-risk areas (“CAHRAs”). RMI also manages the Responsible Minerals Assurance Process (the “RMAP”), which implements a risk-based audit program for SORs. We are a member of the RMI (member identifier = ITWI) and actively participate in its initiatives, as discussed later in this Conflict Minerals Report.

D.Responsible Sourcing Commitment

Through the efforts described in this Conflict Minerals Report, we seek to ensure that our suppliers responsibly source 3TG. Our responsible sourcing goes beyond compliance with the Conflict Minerals Rule, however, and our Supplier Code of Conduct (which can be found at https://www.itw.com/suppliers/) mandates humane treatment and compliance with all laws, and in particular, prohibits use of child or forced labor and discrimination, and mandates compliance with safety regulations, wage and hour laws, international trade laws and anti-bribery laws.

E.Smelter and Refiner and Country of Origin Information

The Company’s in-scope products that contain 3TG that originated or might have originated from a Covered Country are described in Section IV. Product Information. For 2024, we have not found that any of the 3TG contained in our in-scope products directly or indirectly financed or benefited armed groups in a Covered Country. However, we have not concluded that any of our products are “DRC conflict free” within the meaning of the Conflict Minerals Rule. Information about SORs relating to our in-scope products containing 3TG is described in Section V. Identified Smelters and Refiners.

II.Reasonable Country of Origin Inquiry

Our RCOI utilized management systems recommended by the first step of the OECD Guidance and was conducted in accordance with the second step of the OECD Guidance. Selected elements of our program design and RCOI process are discussed below. However, these are not all of the discrete elements of the program that we have put in place in accordance with the steps of the OECD Guidance to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the first and second steps.
A.    Establish Strong Management Systems
1.    ITW Policies

ITW has adopted a company-wide Responsible Materials Policy, which addresses 3TG, that has been approved by ITW’s President & Chief Executive Officer and is available in eight (including English) languages on our website at https://www.itw.com/suppliers/.

Our Responsible Materials Policy states that:

•We do not knowingly procure 3TG that originates from a CAHRA unless processed by SORs that are verified or in the process of becoming verified as “conflict free.”

•Our due diligence processes and efforts conform to the relevant portions of the OECD Guidance.

•Our due diligence requests to our suppliers are supported by our Supplier Code of Conduct, which is described further below, and our Terms and Conditions of Purchase found at https://www.itw.com/suppliers/.

•If we discover that products procured by us contain 3TG from CAHRAs that are processed by facilities that are not conflict free or in the process of becoming conflict free, we will take steps to transition the products to conflict free sources.

•We do not seek to embargo responsibly sourced 3TG from CAHRAs as doing so could be detrimental to the legitimate economies and communities of those areas, and our suppliers are encouraged to continue support of conflict free SORs in CAHRAs and to take similar measures with their supply chains.

•The information provided by our suppliers is used to conduct our due diligence and to inform our risk assessments and risk mitigation activities and in the development of our Conflict Minerals Report and Form SD.

ITW’s Supplier Code of Conduct sets forth expectations for all ITW suppliers to adhere to the highest ethical standards in the conduct of their business. It also requires suppliers to adhere to specific standards, including responsible sourcing of materials and an expectation of the same commitment from their suppliers, and specifically prohibits certain behaviors and conditions associated with 3TG mining and processing, including use of child or forced labor, unsafe working conditions, corruption and bribery. The Supplier Code of Conduct also requires that, upon request, our suppliers determine whether any products provided by them contain 3TG and take such actions as necessary to provide the information requested by ITW to conduct its RCOI, as described below in Section II.B. (Identify and Assess Risk in the Supply Chain).

2.    Cross-Functional Committee

ITW has a cross-functional responsible sourcing committee (the “Committee”). The Committee is headed by ITW’s Vice President, Strategic Sourcing and Environmental Health & Safety, who reports to ITW’s Chief Financial Officer, and includes dedicated strategic sourcing, environmental, legal, internal audit, IT, trade compliance and corporate communications members. Our compliance efforts are supplemented by outside counsel. The Committee meets regularly to discuss the 3TG compliance process, minerals beyond the 3TG compliance process, modern slavery, restricted party screening, supplier risk, supplier diversity and other responsible supply chain topics. Senior management is briefed on the results of our RCOI and due diligence efforts on a regular basis.

3.    Internal Training

We maintain an internal responsible sourcing webpage, which contains resources, instructions, and guidance on the RCOI and due diligence processes to be followed by our businesses that have or may have in-scope products. The site also contains step-by-step instructions for making supplier inquiries, including training videos regarding our RCOI and due diligence process, and is accessible by all ITW businesses at any time. We encourage our businesses to review the training videos prior to sending RCOI requests to suppliers.

4.    Supplier Engagement and Training

In addition to our Responsible Materials Policy and Supplier Code of Conduct, ITW’s standard “Terms and Conditions” obligate our suppliers to take such actions as requested by ITW to enable us to comply with our conflict minerals disclosure requirements.

ITW has an established protocol for its supplier inquiry process and uses a third-party software vendor that supports our process for coordinating and tracking RCOI and due diligence interactions between ITW businesses, their customers and in-scope suppliers through use of a cloud-based 3TG tracking tool (the “CM System”).

Our supplier invitation letters are translated into seven languages. We provide links to our businesses and suppliers to RMI resources, post information and additional guidance for suppliers on our Company website and encourage our businesses to share relevant information with suppliers on the process for responding to our RCOI requests for information.

5.    Records Retention

ITW retains its conflict minerals-related records for at least five years. These records generally are maintained in an electronic format.

6.    Grievance Mechanism

ITW maintains a web- and telephone-based reporting system (“Helpline”), providing employees with a confidential reporting mechanism by which they can communicate issues and concerns associated with violations of ITW’s Code of Conduct, which requires all employees to comply with all applicable laws and Company policies, including the Responsible Materials Policy. Web-based reporting is offered in 16 languages and telephone-based reporting is offered in more than 200 languages, both available 24 hours a day, seven days a week. A link to the Helpline is included in our Responsible Materials Policy and our Supplier Code of Conduct on our website to provide convenient access to external stakeholders, suppliers and other third parties to communicate issues and concerns regarding ITW’s supply chain. The contact information for our Helpline is https://www.itwhelpline.ethicspoint.com.

As an RMI member, we also support the use of the RMI’s grievance mechanism for reporting grievances relating to SORs and the RMAP.

B.    Identify and Assess Risk in the Supply Chain

Our RCOI process was used to survey our potential in-scope suppliers to identify and assess 3TG sourcing risk in our supply chain for the 2024 reporting cycle.

For 2024, our 3TG working team, together with various members of our sourcing department, compiled a list of the Company’s “80” suppliers (i.e., the most significant suppliers) by segment that have or are likely to have 3TG in their products, and distributed the list to our businesses with products containing or likely to contain 3TG. Those businesses were asked to further refine the list by identifying their own “80” suppliers and were instructed to survey those suppliers (we refer to the surveyed suppliers for 2024 as the “Suppliers”). We asked our businesses to concentrate their outreach on their “80” suppliers because these suppliers are the most likely to be recurring suppliers and responsible for a significant portion of the 3TG in our products.

The purpose of the Supplier survey was to determine whether 3TG in the components, parts or products from the Suppliers originated or may have originated from a CAHRA and were not from recycled or scrap sources. Businesses were instructed to survey the Suppliers using the then latest version of the CMRT. The CMRT requests information regarding 3TG included in suppliers’ products, SOR identity and location, suppliers’ RCOI processes and other information about the suppliers’ 3TG policies and practices.

As mentioned above, ITW uses the CM System for its supplier inquiry process. We sent 1,350 requests in seven languages to the Suppliers to provide us with a completed CMRT, as compared to 1,785 requests sent for 2023. Several of our businesses source different products from the same Supplier, which means the total number of unique Suppliers is less than the number of Suppliers queried. We received 1,107 completed CMRTs from the Suppliers surveyed, compared to 1,493 received for 2023.

The CM System issued automatic weekly follow-up reminders to non-responding Suppliers, and our businesses were given instructions regarding follow-up actions beyond the automatic reminders and in response to receipt of incomplete or incorrect CMRTs.

Our protocol also includes a follow-up process to investigate any CMRTs received that raised “red flags.” See Section III. Due Diligence for a description of the follow-up process.

Our Supplier responses identified 248 SORs verified by the RMI as Conformant. We determined that 42 of these Conformant SORs sourced in whole or in part from within the Covered Countries. Our determination was based on country-of-origin information the RMI has obtained through the RMAP that is made available to RMI members.

Our Supplier responses also identified an additional 7 SORs that were listed as “Active” (as later defined in Section III.B. Due Diligence Activities) by the RMI and 182 that were listed on the Smelter Look-up tab of the CMRT but were not Conformant or Active.

Based on the results of our RCOI, we were required to conduct due diligence, as described below.

III.Due Diligence

A.Design Framework
ITW’s conflict minerals due diligence process is designed in conformance with the steps of the OECD Guidance.
B.Due Diligence Activities

Selected elements of our program design and implementation in furtherance of the third, fourth and fifth steps of the OECD Guidance are discussed below. However, these are not all of the discrete elements of the program that we have put in place pursuant to these steps to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the third, fourth and fifth steps. The actions taken by the Company to address the first and second steps of the OECD Guidance are described in Section II. Reasonable Country of Origin Inquiry.

Design and implement a strategy to respond to identified risks

The SOR information provided by Suppliers in response to the Company’s supplier survey described in Section II.B. was reviewed against the Smelter list in the CMRT. SOR information also was reviewed against the lists of Conformant, Active, and other SORs not listed as Conformant or Active and country-of-origin information provided by the RMI and contained in the CM System. “Conformant” SORs have been audited and are conformant with the RMAP assessment protocols, including those listed as “re-audit in progress.” “Active” SORs are those that have committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These may be in the pre-assessment, assessment or corrective-action phases of the assessment.

CMRTs received from our Suppliers that indicated 3TG from a source within a Covered Country triggered a “red flag” in the CM System, and communications with the flagged Suppliers were escalated. Businesses and their respective flagged Suppliers indicating 3TG from a source within a Covered Country were asked to provide additional information, and our businesses were given written guidance and instructions for these Supplier communications. The escalated Supplier responses were evaluated on a case-by-case basis. For our 2024 compliance, we continued to review past data to improve our written communications and to follow up with our businesses regarding supplier red flags.

In addition, we reached out directly to some of the SORs that were not listed as Conformant or Active by the RMI and asked them to become Conformant. Entities that the RMI has determined are either not SORs or not in operation were not addressed in our outreach efforts. We seek to exercise leverage over SORs that are neither Conformant nor Active through our participation in and support of the RMI and its Smelter Engagement Team, and we utilize information provided by the RMI to its members to help us monitor SOR improvement. Finally, we screen identified SORs with a restricted party screening software to alert us if the SORs are sanctioned or on various government watchlists. As a result of our ongoing due diligence activities for 2024, we have thus far identified a number of SORs that are neither Conformant nor Active or that otherwise fail to meet our supplier requirements and intend to take steps to remove these SORs from our supply chain.

Our 3TG working team reported the findings from its RCOI and due diligence process to our Vice President, Strategic Sourcing and Environmental Health & Safety, and these results were in turn discussed with senior management.

Smelter Engagement

•We continued our membership in the RMI and active participation in its Plenary, Due Diligence and Smelter Engagement Teams; and

•We continued our active participation in and leadership of the Responsible Materials Working Group of the Automotive Industry Action Group (“AIAG”), contributing Tier 1 perspective and insight.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

The Company continued its membership in the RMI for 2024. Due to our location in the mineral supply chain, which is discussed earlier in this Conflict Minerals Report, we support and utilize the RMI’s RMAP to perform third-party audits of SORs, as well as the London Bullion Market Association (“LBMA”) and Responsible Jewellery Council (“RJC”) gold audit standards, which RMI cross-recognizes. Additionally, we continued our voluntary contribution to RMI’s Initial Audit Fund, managed by RMI, meant to encourage RMAP-eligible SORs to undergo an independent third-party assessment and participate in its annual review process by fully paying for the costs of the SOR initial audit.

Report annually on supply chain due diligence

We describe our supply chain due diligence efforts in this annual Conflict Minerals Report. We file this report with the SEC as an exhibit to our annual Form SD. Once filed, the Form SD and Conflict Minerals Report become available on our website at https://www.itw.com/suppliers/. We also discuss our efforts to source our minerals responsibly in our 2024 Sustainability Report, which is available on our website at https://www.itw.com/sustainability/itw-sustainability/.

IV.Product Information

For 2024, our in-scope products that contain 3TG that originated or might have originated from a Covered Country included products in each of the categories below:

Air delivery equipment/power source	Food Equipment
Appliance Component	Industrial equipment
Automotive components	Industrial warewashers
Baking Equipment	LED lamps and displays
Commercial Dishwashers	Measuring equipment
Commercial food equipment	Printers & dispensers
Commercial refrigerators	Refrigerator components
Electrical enclosures; industrial equipment	Refrigerators
Electronic components	Sawing Machines
Electronic equipment	Static Neutralizing Equipment
Electronics	Switches
Fasteners	Testing equipment
Fastening tools	Welding hardware
Flow control meters
V.    Identified Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, our Suppliers identified to us smelter and refiners that may have processed the necessary 3TG contained in our in-scope products for 2024, as reflected in the table below. Please see the notes accompanying the table for additional information concerning the data contained in the table. Entities identified by our Suppliers that are not reflected in the table below have been submitted to the RMI to support their ongoing effort to identify and audit all 3TG SORs.

Smelter and Refiner and Country of Origin Information (1)

	Conformant					Active	On Smelter Look-up Tab List Only
	Covered Country Sourced	HR	LR	Not Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 53)	21	24	25	19	18	0	10
Tin (Total Unique Smelters = 114)	11	14	58	45	23	0	41
Tungsten (Total Unique Smelters = 74)	6	6	13	47	11	1	34
Gold (Total Unique Smelters = 196)	1	7	10	106	28	2	102

1.We note the following in connection with the information contained in the foregoing table:

A.Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our Suppliers for accurate SOR information, and our RCOI and due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products. The information that we received from most of our Suppliers was made at a “company” or “user defined” level, rather than at a “product” level, meaning that such Suppliers provided information on all of their products that contained 3TG, not just the products that were sold to us. Therefore, our SORs reflected in the table below may be “over-inclusive” in that it may contain facilities that did not process the 3TG contained in our products. In addition, the identified SORs may not include all SORs present in our in-scope product supply chain, because we did not obtain a response from all Suppliers surveyed, some Suppliers were unable to identify all of the SORs in their supply chain, and we surveyed only the larger suppliers of products containing or potentially containing 3TG.

B.“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment protocol. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective compliance dates.

C.“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These smelters and refiners may be in the pre-assessment, assessment or corrective-action phases of assessment.

D.“HR” means countries identified by smelters and refiners as conflict-affected and high-risk. Some of these countries have been disclosed by some smelters and refiners to be high-risk but disclosed by other smelters and refiners to be low-risk.

E.“LR” means countries identified by smelters and refiners as low-risk. Some of these countries have been disclosed by some smelters and refiners to be low risk but disclosed by other smelters and refiners to be high-risk.

F.A smelter or refiner is listed as “On Smelter Look-up Tab List Only” if it was not Conformant or Active but appears on the Smelter Look-up tab of the CMRT. The RMI website notes that, due to the eligibility criteria for an RMAP assessment, smelters and refiners are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

G.“Covered Country Sourced” means the DRC and its adjoining countries. Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the Covered Country region and from outside the Covered Country region. For those smelters and refiners, we were not able to determine the region of origin of the 3TG specific to our products.

H.If a smelter or a refiner may have sourced from multiple sources, it is included in the table under each potentially applicable category.

I.A smelter or refiner is indicated as “Conformant/Not Disclosed” if the country of origin of the 3TG processed by the smelter or refiner was not disclosed by the RMI.

J.For 2024, we were not able to determine the region of origin for the 3TG processed by any of the smelters or refiners listed as “Active” or “On Smelter Look-up Tab List Only.”

K.The compliance status and origin information reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.

We utilized the information made available to RMI members regarding the potential countries of origin of the 3TG processed by these SORs and did not find for 2024 that any of our in-scope products contained necessary 3TG that directly or indirectly financed or benefited an armed group in a Covered Country. However, we did not conclude that any of our products are “DRC conflict free” within the meaning of the Conflict Minerals Rule.

VI.Additional Risk Mitigation

In addition to the actions described elsewhere in this Conflict Minerals Report, we intend to take the following steps in 2025 to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:

•Continue to analyze and review our current processes to improve their effectiveness and efficiency;

•Continue to enhance supplier and internal communications and training to improve RCOI and due diligence data accuracy and completeness;

•Continue to seek to influence non-Conformant SORs in our supply chain to obtain a Conformant designation;

•Continue our membership in the RMI and active participation in its Plenary, Due Diligence and Smelter Engagement Teams and support the RMAP;

•Continue our membership and active participation in the AIAG Responsible Materials Working Group and its subteams;

•Continue to submit to the RMI facilities identified by our suppliers that have not yet been identified by the RMI as SORs, to support the RMI’s ongoing effort to identify and audit all 3TG SORs;

•Continue to send tailored communications to SORs believed to be in our supply chain who are either scheduled to undergo RMI re-audit or are not fulfilling RMI audit requirements, encouraging them to go through the re-audit process or to continue fulfilling their audit requirements; and

•Evaluate supplier CMRT response failures to assist our businesses in the collection of their supplier assessments.

VII.Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include expectations concerning the Company’s future actions to improve or revise our due diligence processes, to engage with our suppliers, and to take other actions regarding our product sourcing. These statements are subject to certain risks, uncertainties and other factors, including, but not limited to, incomplete information from industry or other third-party sources, continuing guidance regarding the Conflict Minerals Rule and the enactment of laws and rules in other jurisdictions, changes to our continual improvement efforts and delays or difficulties in engaging suppliers and/or transitioning sources of product containing 3TG.